February 24, 2009

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:          ArQule, Inc.

Form 10-K Filed March 17, 2008

File No. 000-21429

Dear Mr. Riedler:

On behalf of ArQule, Inc. (the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 23, 2009 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing.  Thank you for taking the time to discuss this comment with us.  For your convenience, we have repeated the numbered comment from the Comment Letter in italicized print, and the Company’s response is provided below the comment.

Intellectual Property Agreements

1.             Our previous comment asked that you provide a substantive analysis of individual license agreements explaining the technology licensed in each agreement and how the relevant facts and circumstances led you to determine that each agreement was not material.  We note that the agreement with Dana-Farber Cancer Institute has terminated.  With regard to other licenses agreements that support or could potentially support your research programs, please identify the other party to the agreement, briefly describe the agreement and the nature of the technology or intellectual property licensed and the relevant facts and circumstances that support your conclusions that these agreements are not material.

The Company is a clinical-stage biotechnology company focused on discovery and development of small molecule drug product candidates.  As we discussed, for its clinical programs, the Company currently relies on patents issued to it as a result of its own internal research and development efforts.  The Company is not in-licensing any patent or other technology for its lead programs and other compounds on which their development is dependent .

To clarify its strategy with respect to possible, future in-licensing opportunities, the Company will include the following disclosure in its 2008 Form 10-K.  This disclosure will replace the third paragraph on page 11 in the “Patents and Proprietary Rights” section in the Company’s 2007 Form 10-K:

PATENTS AND PROPRIETY RIGHTS

As and when needed to support our current or future research and development programs, we may from time to time obtain rights under patents and other intellectual property owned by other parties through permanent or limited duration licenses or assignments of relevant intellectual property.  These may include exclusive and nonexclusive licenses from medical and academic institutions, and industry sources, as well as generally available commercial licenses.  For our current clinical and research programs, we are not a party to any material intellectual property agreement under which we could lose access to a technology necessary to continue research and development of our products if we failed to fulfill our obligations thereunder.  We anticipate that we will continue to seek intellectual property rights from external sources where the applicable technology complements our research and development efforts.

We believe that our response is consistent with our discussions with you.  If this response is satisfactory, we would appreciate your issuing a “no further comments” letter as soon as practicable.    If the Staff would like further clarification or has any other comments, please call me at 202-942-5124.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard E. Baltz
Richard E. Baltz

cc:	Michael Rosenthall, Esq.
Peter Lawrence, Esq.
Robert J. Connaughton, Esq.